                                                                     Exhibit 1.1

The Board of Directors of China Eastern Airlines Corporation Limited (the "Company" or "CEA") hereby presents the unaudited condensed consolidated interim financial statements of the Company and its subsidiaries (collectively the "Group") for the six months ended 30th June 2006 (which were approved by the Board of Directors of the Company on 28th August 2006), with comparative figures for the corresponding financial information in 2005.

The condensed consolidated interim financial statements of the Group for the six months ended 30th June 2006 are unaudited and do not necessarily indicate the annual or future results. The Audit Committee of the Company has reviewed the accounting principles and methods of computation adopted by the Group with the management of the Company and had discussions with the Board of Directors of the Company regarding internal controls and financial reporting issues, including a review of the unaudited condensed consolidated interim financial statements for the six months ended 30th June 2006. The Audit Committee of the Company has no disagreement regarding the accounting principles and methods of computation adopted by the Group.

INTERIM FINANCIAL INFORMATION

A. PREPARED IN ACCORDANCE WITH INTERNATIONAL FINANCIAL REPORTING STANDARDS ("IFRS")

     CONDENSED CONSOLIDATED INCOME STATEMENT

     For the six months ended 30th June 2006

                                                                    (UNAUDITED)
                                                            SIX MONTHS ENDED 30TH JUNE
                                                      --------------------------------------   2006 vs 2005
                                                                      Restated                   Increase/
                                                          2006          2005         2006       (decrease)
                                               Note     RMB'000       RMB'000       US$'000          %
                                               ----   -----------   -----------   ----------   ------------
                                                                      (note 3)     (note 20)
Revenues                                         4     16,961,037    10,627,085    2,121,296       59.6
Other operating income                           5        157,883       127,981       19,746       23.4
Operating expenses
   Commissions                                           (591,188)     (489,638)     (73,939)      20.7
   Aircraft fuel                                       (6,176,056)   (3,324,323)    (772,432)      85.8
   Take-off and landing charges                        (2,433,116)   (1,561,415)    (304,307)      55.8
   Ground services and other charges                      (62,647)      (57,707)      (7,835)       8.6

   Civil aviation infrastructure levies                  (332,405)     (169,565)     (41,573)        96.0
   Food and beverages                                    (584,139)     (383,240)     (73,058)        52.4
   Wages, salaries and benefits                        (1,561,031)     (747,912)    (195,236)       108.7
   Aircraft maintenance                                (1,259,041)     (528,187)    (157,467)       138.4
   Aircraft depreciation and
      operating lease rentals                          (3,360,457)   (2,078,274)    (420,288)        61.7
   Other depreciation, amortisation
      and operating lease rentals                        (366,735)     (268,699)     (45,867)        36.5
   Ticket reservation fee                                (181,394)      (87,145)     (22,687)       108.2
   Insurance costs                                        (60,428)      (42,678)      (7,558)        41.6
   Office, administrative and other expenses           (1,414,289)   (1,127,462)    (176,883)        25.4
                                                      -----------   -----------   ----------
Total operating expenses                              (18,382,926)  (10,866,245)  (2,299,130)        69.2
                                                      -----------   -----------   ----------
Operating loss                                         (1,264,006)     (111,179)    (158,088)     1,036.9
Interest income                                            62,710        62,813        7,843         (0.2)
Finance costs                                            (671,997)     (512,444)     (84,046)        31.1
Share of results of associates                              4,451        (4,137)         557        207.6
Share of results of jointly
   controlled entities                                      4,394        (8,550)         550        151.4
                                                      -----------   -----------   ----------
Loss before income tax                                 (1,864,448)     (573,497)    (233,184)       225.1
Taxation                                         6         20,660       (11,866)       2,584       (274.1)
                                                      -----------   -----------   ----------
Loss for the period                                    (1,843,788)     (585,363)    (230,600)       215.0
                                                      ===========   ===========   ==========
Attributable to:
   Equity holders of the Company                       (1,715,678)     (580,567)    (214,578)       195.5
   Minority interests                                    (128,110)       (4,796)     (16,022)     2,571.2
                                                      -----------   -----------   ----------
                                                       (1,843,788)     (585,363)    (230,600)       215.0
                                                      ===========   ===========   ==========
Loss per share for loss
   attributable to equity holders of
   the Company during the period
   - basic and diluted                           7      (RMB0.353)    (RMB0.119)   (US$0.044)
                                                      ===========   ===========   ==========

CONDENSED CONSOLIDATED BALANCE SHEET

As at 30th June 2006

                                                                (UNAUDITED)     (Audited)     (UNAUDITED)
                                                                 30TH JUNE    31st December    30TH JUNE
                                                                    2006           2005           2006
                                                         Note     RMB'000        RMB'000        US$'000
                                                         ----   -----------   -------------   -----------
                                                                                               (note 20)
NON-CURRENT ASSETS
   Intangible assets                                                993,143        688,311       124,211
   Property, plant and equipment                          10     43,117,873     38,588,400     5,392,701
   Lease prepayments                                              1,057,169        972,771       132,219
   Advance payments on acquisition of aircraft            11      8,446,409      9,072,673     1,056,382
   Investments in associates                                        584,716        629,746        73,130
   Investments in jointly controlled entities                       105,074        100,520        13,141
   Available-for-sale financial assets                               40,411         40,802         5,054
   Other long-term assets                                         2,275,976      2,705,558       284,654
   Deferred tax assets                                              452,872        434,839        56,640
   Derivative assets                                                219,209         70,886        27,416
                                                                -----------    -----------    ----------
                                                                 57,292,852     53,304,506     7,165,548
CURRENT ASSETS
   Flight equipment spare parts                                   1,133,816        978,922       141,805
   Trade receivables                                      12      2,164,913      1,918,409       270,763
   Amounts due from related companies                               144,268        205,712        18,043
   Prepayments, deposits and other receivables                    1,734,915        997,271       216,984
   Cash and cash equivalents                                      1,861,033      1,864,001       232,757
   Derivative assets                                                 60,063         53,036         7,512
                                                                -----------    -----------    ----------
                                                                  7,099,008      6,017,351       887,864
CURRENT LIABILITIES
   Sales in advance of carriage                                   1,051,966        823,149       131,568
   Trade payables and notes payable                       13      5,191,093      3,394,898       649,244
   Amounts due to related companies                                 378,108        295,030        47,290
   Other payables and accrued expenses                            6,619,416      6,021,481       827,882
   Current portion of obligations under finance leases    14      2,720,102      2,428,037       340,200
   Current portion of borrowings                          15     18,044,696     18,554,630     2,256,828
   Tax payable                                                       59,672         47,259         7,463

   Current portion of provision for aircraft overhaul
      expenses                                                       12,000         15,589         1,501
   Derivative liabilities                                            16,017         34,844         2,003
                                                                -----------    -----------    ----------
                                                                 34,093,070     31,614,917     4,263,979
                                                                -----------    -----------    ----------
NET CURRENT LIABILITIES                                         (26,994,062)   (25,597,566)   (3,376,115)
                                                                -----------    -----------    ----------
TOTAL ASSETS LESS CURRENT LIABILITIES                            30,298,790     27,706,940     3,789,433
                                                                -----------    -----------    ----------
NON-CURRENT LIABILITIES
   Obligations under finance leases                       14     11,721,524      8,180,460     1,465,997
   Borrowings                                             15     10,315,940      9,790,116     1,290,202
   Other long-term liabilities                                      319,904        155,229        40,010
   Provision for aircraft overhaul expenses                         438,859        388,410        54,888
   Deferred tax liabilities                                         614,339        601,340        76,835
   Post-retirement benefit obligations                            1,252,231      1,202,877       156,615
   Long-term portion of staff housing allowances                    452,358        444,196        56,576
   Derivative liabilities                                            72,624         25,770         9,083
                                                                -----------    -----------    ----------
                                                                 25,187,779     20,788,398     3,150,206
                                                                -----------    -----------    ----------
NET ASSETS                                                        5,111,011      6,918,542       639,227
                                                                ===========    ===========    ==========
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE TO THE EQUITY
   HOLDERS OF THE COMPANY
   Share capital                                          16      4,866,950      4,866,950       608,704
   Reserves                                                        (415,812)     1,229,115       (52,006)
                                                                -----------    -----------    ----------
                                                                  4,451,138      6,096,065       556,698
MINORITY INTERESTS                                                  659,873        822,477        82,529
                                                                -----------    -----------    ----------
TOTAL EQUITY                                                      5,111,011      6,918,542       639,227
                                                                ===========    ===========    ==========

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
For the six months ended 30th June 2006

                                                      ATTRIUBABLE TO EQUITY
                                                     HOLDERS OF THE COMPANY
                                              ------------------------------------
                                                                      (ACCUMULATED
                                                                        LOSSES)/
                                                SHARE       OTHER       RETAINED      MINORITY      TOTAL
                                               CAPITAL     RESERVES      PROFITS     INTERESTS     EQUITY
                                               RMB'000     RMB'000       RMB'000      RMB'000      RMB'000
                                              ---------   ---------   ------------   ---------   ----------
SIX MONTHS ENDED 30TH JUNE 2006 (UNAUDITED)
BALANCES AS AT 1ST JANUARY 2006               4,866,950   1,229,654           (539)   822,477     6,918,542
UNREALISED GAINS ON CASH FLOW HEDGES                 --      46,935             --         --        46,935
FAIR VALUE CHANGES ARISING FROM BUSINESS
   COMBINATIONS                                      --      23,816             --         --        23,816
                                              ---------   ---------     ----------   --------    ----------
NET GAINS NOT RECOGNISED IN THE INCOME
   STATEMENT                                         --      70,751             --         --        70,751
LOSS FOR THE PERIOD                                  --          --     (1,715,678)  (128,110)   (1,843,788)
DIVIDENDS PAID TO MINORITY INVESTORS OF
   SUBSIDIARIES                                      --          --             --    (44,550)      (44,550)
ADDITIONS THROUGH BUSINESS COMBINATIONS              --          --             --     10,056        10,056
                                              ---------   ---------     ----------   --------    ----------
BALANCES AS AT 30TH JUNE 2006                 4,866,950   1,300,405     (1,716,217)   659,873     5,111,011
                                              =========   =========     ==========   ========    ==========
Six months ended 30th June 2005 (Unaudited)
Balances as at 1st January 2005               4,866,950   1,066,396        590,778    820,835     7,344,959
Net gains not recognised in the income
   statement
   - unrealised gains on cash flow hedges            --      75,057             --         --        75,057
Loss for the period                                  --          --       (580,567)    (4,796)     (585,363)
Dividend relating to 2004                            --          --        (97,339)        --       (97,339)
Dividends paid to minority investors of
   subsidiaries                                      --          --             --    (90,000)      (90,000)
                                              ---------   ---------     ----------   --------    ----------
Balances as at 30th June 2005                 4,866,950   1,141,453        (87,128)   726,039     6,647,314
                                              =========   =========     ==========   ========    ==========


CONDENSED CONSOLIDATED CASH FLOW STATEMENT
For the six months ended 30th June 2006

                                                                     (UNAUDITED)
                                                             SIX MONTHS ENDED 30TH JUNE
                                                         ----------------------------------
                                                            2006        2005         2006
                                                          RMB'000      RMB'000     US$'000
                                                         ---------   ----------   ---------
                                                                                  (note 20)
Net cash generated from operating activities               195,048      727,590     24,395
Net cash used in investing activities                      (70,703)  (4,173,129)    (8,843)
Net cash (used in)/generated from financing activities    (126,161)   4,054,520    (15,779)
                                                         ---------   ----------    -------
Net (decrease)/increase in cash and cash equivalents        (1,816)     608,981       (227)
Cash and cash equivalents at 1st January                 1,864,001    2,114,447    233,128
Exchange adjustments                                        (1,152)     (17,772)      (144)
                                                         ---------   ----------    -------
Cash and cash equivalents at 30th June                   1,861,033    2,705,656    232,757
                                                         =========   ==========    =======

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1.   CORPORATE INFORMATION

     China Eastern Airlines Corporation Limited (the "Company"), a joint stock company limited by shares was incorporated in the People's Republic of China ("PRC") on 14th April 1995. The address of its registered office is 66 Airport Street, Pudong International Airport, Shanghai, the PRC. The Company and its subsidiaries (hereinafter collectively referred to as the "Group") are principally engaged in the operation of civil aviation, including the provision of passenger, cargo, and mail delivery and other extended transportation services.

     The Company is majority owned by China Eastern Air Holding Company ("CEA Holding"), a state-owned enterprise incorporated in the PRC.

     During the six months ended 30th June 2006, the Company acquired additional equity interests of 56% in China Eastern Airlines Wuhan Co., Ltd ("CEA Wuhan") which became a subsidiary of the Company. Further details of the acquisition are set out in Note 19 to the condensed consolidated interim financial statements.

2.   BASIS OF PREPARATION AND PRINCIPAL ACCOUNTING POLICIES

     The unaudited condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard ("IAS") 34 "Interim Financial Reporting". This basis of accounting differs in certain material respects from that used in the preparation of the Group's interim financial statements in the PRC, which are prepared in accordance with the accounting and other relevant regulations applicable in the PRC ("PRC Accounting Regulations"). Differences between PRC Accounting Regulations and IFRS on the unaudited consolidated loss attributable to equity holders of the Company for the six months ended 30th June 2006 and on the unaudited condensed consolidated net assets at 30th June 2006 are set out in Section C of the interim report. The unaudited condensed consolidated interim financial statements should be read in conjunction with the annual financial statements for the year ended 31st December 2005.

     The accounting policies adopted are consistent with those of the annual financial statements for the year ended 31st December 2005, as described in the annual financial statements for the year ended 31st December 2005, except that the Group adopted all the new standards, amendments to standards and interpretations which are effective for the financial year commencing on 1st January 2006. The adoption of these new standards, amendments to standards and interpretations did not have significant financial impact to the results of the Group.

3.   COMPARATIVES

     The presentation of the condensed consolidated income statement for the six months ended 30th June 2005 was revised to bring it in line with the annual financial statements for the year ended 31st December 2005. Certain comparative figures have been reclassified or restated to conform with the presentation in the current period, particularly IAS 16 (amended 2004) "Property, Plant and Equipment" which replaces IAS 16 (revised 1998). For the year ended 31st December 2005, the Group adopted the revised IAS 16 and has amended its accounting policy to capitalise overhaul costs of owned and finance leased aircraft and engines as separate components of property, plant and equipment, which are subject to depreciation over the appropriate maintenance cycles. In prior years, the costs of overhaul for owned and finance leased aircraft and engines were expensed in the income statement when incurred.

     The effect of the adoption of IAS 16 (amended 2004) on the income statement for the six months ended 30th June 2005 is set out below:

                                                             RMB'000
                                                            --------
Decrease in aircraft maintenance                            (242,931)
Increase in aircraft depreciation and other lease rentals    375,541
Decrease in taxation                                         (22,553)
                                                            --------
Increase in loss for the period                              110,057
                                                            ========

4.   REVENUES AND SEGMENT INFORMATION

     (A)  REVENUES

          The Group is principally engaged in the provision of domestic, Hong Kong Special Administrative Region ("Hong Kong") and international passenger, cargo and mail airline services. Revenues comprise revenues from airline and related services net of sales tax. The revenues and segment results by geographical segments are analysed as follows:

                                                SIX MONTHS ENDED 30TH JUNE 2006
                                  -----------------------------------------------------------
                                                                         OTHER
                                  DOMESTIC#   HONG KONG     JAPAN     COUNTRIES*      TOTAL
(UNAUDITED)                        RMB'000     RMB'000     RMB'000      RMB'000      RMB'000
-----------                       ---------   ---------   ---------   ----------   ----------
TRAFFIC REVENUES
   - PASSENGER                    8,621,734   1,187,711   1,314,230    2,627,424   13,751,099
   - CARGO AND MAIL                 274,397     337,097     376,380    1,515,064    2,502,938
                                  ---------   ---------   ---------    ---------   ----------
                                  8,896,131   1,524,808   1,690,610    4,142,488   16,254,037
COMMISSION INCOME                    26,299       6,904       7,654       18,755       59,612
GROUND SERVICES INCOME              336,123          --          --           --      336,123
CARGO HANDLING INCOME               135,058          --          --           --      135,058
OTHER OPERATING REVENUES            176,207          --          --           --      176,207
                                  ---------   ---------   ---------    ---------   ----------
                                  9,569,818   1,531,712   1,698,264    4,161,243   16,961,037
                                  =========   =========   =========    =========   ==========
OTHER OPERATING INCOME              123,926       5,641       3,986       24,330      157,883
SEGMENT RESULTS - (LOSS)/PROFIT     570,887      59,377     548,303     (949,276)     229,291
                                  =========   =========   =========    =========
UNALLOCATED EXPENSES                                                               (1,493,297)
                                                                                   ----------
OPERATING LOSS                                                                     (1,264,006)
                                                                                   ==========

                                             Six months ended 30th June 2005
                               -----------------------------------------------------------
                                                                      Other
                               Domestic#   Hong Kong     Japan     countries*      Total
(Unaudited)                     RMB'000     RMB'000     RMB'000      RMB'000      RMB'000
-----------                    ---------   ---------   ---------   ----------   ----------
Traffic revenues
   - Passenger                 3,659,559   1,134,546     674,601    2,097,054    7,565,760
   - Cargo and mail              111,628     295,613     320,658    1,532,742    2,260,641
                               ---------   ---------   ---------    ---------   ----------
                               3,771,187   1,430,159     995,259    3,629,796    9,826,401
Commission income                106,097       8,008       5,573       20,325      140,003
Ground services income           330,878          --          --           --      330,878
Cargo handling income            107,777          --          --           --      107,777
Rental income from operating
   sublease of aircraft           36,693          --          --           --       36,693
Other operating revenues         185,333          --          --           --      185,333
                               ---------   ---------   ---------    ---------   ----------
                               4,537,965   1,438,167   1,000,832    3,650,121   10,627,085
                               =========   =========   =========    =========   ==========
Other operating income           110,617       3,804       1,316       12,244      127,981
Segment results - profit         189,526      83,046     393,533      273,321      939,426
                               =========   =========   =========    =========
Unallocated expenses                                                            (1,050,605)
                                                                                ----------
Operating loss                                                                    (111,179)
                                                                                ==========

#    The PRC, excluding Hong Kong.

* including the United States of America, Europe and Asian countries other than Japan.

In the prior year's financial statements, the Group's corporate general and administrative expenses (the "Corporate Expenses") were allocated to respective segments. In order to better reflect the impact of recent business acquisitions and a rapid increase in business volumes, Corporate Expenses have not been allocated on a geographical basis because the basis of such an allocation is subjective. Accordingly, the analysis of segment results for both 2006 and 2005 haven been presented on this basis.

To conform with the current period's presentation, (i) the segment expenses of domestic, Hong Kong, Japan and other countries for the six months ended 30th June 2005 were decreased by RMB291,602,000, RMB106,138,000, RMB58,925,000 and
RMB593,940,000 respectively, resulting in an increase in the respective segment results by the same amount; and (ii) the unallocated expenses were increased by HK$1,050,605,000.

     (B)  PRIMARY REPORTING FORMAT BY BUSINESS SEGMENT

          The Group principally operates in one business segment, which is the operation of civil aviation, including the provision of passenger, cargo, mail delivery and other extended transportation services.

     (C)  SECONDARY REPORTING FORMAT BY GEOGRAPHICAL SEGMENT

          The major revenue-earning assets of the Group are its aircraft, all of which are registered in the PRC. Since the Group's aircraft are deployed flexibly across its route network, there is no suitable basis of allocating such assets and the related liabilities to geographical segments and hence segment assets and capital expenditure by segment have not been presented.

5.   OTHER OPERATING INCOME

                                                    (UNAUDITED)
                                                    SIX MONTHS
                                                  ENDED 30TH JUNE
                                                ------------------
                                                          Restated
                                                  2006      2005
                                                RMB'000    RMB'000
                                                -------   --------
                                                          (note 3)
Government subsidies (note)                      70,091     63,039
Net fair value gains on financial instruments
- forward foreign exchange contracts             13,130     26,570
- fuel hedging income                            74,662     38,372
                                                -------    -------
                                                157,883    127,981
                                                =======    =======

     Note:

     The government subsidies represent subsidies granted (i) by local government to the Company in consideration of the relocation of the Company's international flights and related facilities from Hongqiao Airport to Pudong International Airport and (ii) by various local municipalities to encourage the Group to operate certain routes with lower profitability.

6.   TAXATION

     Taxation is charged to the consolidated income statement as follows:

                                                    (UNAUDITED)
                                                    SIX MONTHS
                                                  ENDED 30TH JUNE
                                                ------------------
                                                          Restated
                                                  2006      2005
                                                RMB'000    RMB'000
                                                -------   --------
                                                          (note 3)
Provision for PRC income tax - current period    21,877    26,857
Deferred taxation                               (42,537)  (14,991)
                                                -------   -------
                                                (20,660)   11,866
                                                =======   =======

     Note:

     The standard PRC income tax rate is 33% (2005: 33%). Except for certain subsidiaries, the Group is entitled to a preferential income tax rate of 15% (2005: 15%) pursuant to certain circulars issued by the relevant local tax authorities. In 2005, one of the Group's subsidiaries, Shanghai Eastern Logistics Co., Ltd, was exempted from enterprise income tax pursuant to a circular issued by the local tax authority.

     The Group operates international flights to certain overseas destinations. There was no material overseas taxation for the six months ended 30th June 2006 as there exists double tax relief between the PRC and the corresponding jurisdictions (including Hong Kong) (2005: Nil).

7.   LOSS PER SHARE

     The calculation of basic loss per share is based on the unaudited consolidated loss attributable to equity holders of the Company of RMB1,715,678,000 (2005: RMB580,567,000, as restated) and 4,866,950,000
     (2005: 4,866,950,000) shares in issue during the period. The Company has no potentially dilutive ordinary shares.

8.   DIVIDEND

     The Board of Directors of the Company does not recommend the payment of an interim dividend for the six months ended 30th June 2006 (2005: Nil).

9.   PROFIT APPROPRIATION

     No appropriations from retained profits were made to the statutory reserves during the six months ended 30th June 2006. Such appropriations will be made at the year end in accordance with the PRC regulations and the Company's Articles of Association.

10.  PROPERTY, PLANT AND EQUIPMENT

                                            SIX MONTHS ENDED 30TH JUNE 2006
                                          -----------------------------------
                                           AIRCRAFT
                                          AND FLIGHT
                                           EQUIPMENT     OTHERS       TOTAL
(UNAUDITED)                                 RMB'000     RMB'000      RMB'000
-----------                               ----------   ---------   ----------
CARRYING AMOUNTS AT 1ST JANUARY 2006      34,740,125   3,848,275   38,588,400
TRANSFERS FROM ADVANCE PAYMENTS ON
   ACQUISITION OF AIRCRAFT (NOTE 11)       3,631,552          --    3,631,552
ADDITIONS THROUGH BUSINESS COMBINATIONS      383,954     293,511      677,465
OTHER ADDITIONS                            2,435,760     284,296    2,720,056
DEPRECIATION CHARGED FOR THE PERIOD       (2,105,296)   (235,442)  (2,340,738)
DISPOSALS                                   (140,963)    (17,899)    (158,862)
                                          ----------   ---------   ----------
CARRYING AMOUNTS AT 30TH JUNE 2006        38,945,132   4,172,741   43,117,873
                                          ==========   =========   ==========

(Unaudited)                                 Six months ended 30th June 2005
-----------                               -----------------------------------
Carrying amounts at 1st January 2005      26,692,256   3,240,284   29,932,540
Transfers from advance payments on
   acquisition of aircraft (note 11)         509,229          --      509,229
Additions through business combinations    6,937,182     379,228    7,316,410
Other additions                            1,110,681     269,629    1,380,310
Depreciation charged for the period       (1,406,965)   (180,940)  (1,587,905)
Disposals                                    (65,600)    (63,435)    (129,035)
                                          ----------   ---------   ----------
Carrying amounts at 30th June 2005        33,776,783   3,644,766   37,421,549
                                          ==========   =========   ==========

11.  ADVANCE PAYMENTS ON ACQUISITION OF AIRCRAFT

                                           (UNAUDITED)
                                   SIX MONTHS ENDED 30TH JUNE
                                   --------------------------
                                        2006        2005
                                       RMB'000     RMB'000
                                     ----------   ---------
Carrying amounts at 1st January       9,072,673   2,678,603
Additions                             3,005,288   4,393,927
Transfers to aircraft and flight
   equipment (note 10)               (3,631,552)   (509,229)
                                     ----------   ---------
Carrying amounts at 30th June         8,446,409   6,563,301
                                     ==========   =========

12.  TRADE RECEIVABLES

     The credit terms given to trade customers are determined on individual basis, with credit periods within three months.

     As at 30th June 2006, the aging of trade receivables was as follows:

                                    (UNAUDITED)     (Audited)
                                     30TH JUNE    31st December
                                        2006           2005
                                      RMB'000        RMB'000
                                    -----------   -------------
Less than 31 days                    1,212,328      1,580,082
31 to 60 days                          294,564        134,095
61 to 90 days                          432,077        122,377
91 to 180 days                          32,059         34,097
181 to 365 days                        160,788         13,302
Over 365 days                          144,227        127,466
                                     ---------      ---------
                                     2,276,043      2,011,419
Less: Provision for impairment of
   receivables                        (111,130)       (93,010)
                                     ---------      ---------
Trade receivables, net               2,164,913      1,918,409
                                     =========      =========

13.  TRADE PAYABLES AND NOTES PAYABLE

     The aging of trade payables and notes payable was as follows:

                    (UNAUDITED)     (Audited)
                     30TH JUNE    31st December
                        2006           2005
                      RMB'000        RMB'000
                    -----------   -------------
Less than 31 days    2,145,608      1,697,293
31 to 60 days          642,511        397,187
61 to 90 days          848,493        195,869
91 to 180 days       1,383,501        846,775
181 to 365 days        110,541        212,025
Over 365 days           60,439         45,749
                     ---------      ---------
                     5,191,093      3,394,898
                     =========      =========

     As at 30th June 2006, all notes payable totaling RMB3,168,468,000 were unsecured, repayable within six months and interest bearing at prevailing market interest rates.

14.  OBLIGATIONS UNDER FINANCE LEASES

     Movements in obligations under finance leases were as follows:

                                                  (UNAUDITED)
                                          SIX MONTHS ENDED 30TH JUNE
                                          --------------------------
                                               2006          2005
                                             RMB'000       RMB'000
                                           -----------   -----------
Carrying amounts as at 1st January         10,608,497     8,662,286
Additions through business combinations       101,007     2,515,423
Inception of finance lease obligations      5,166,858       906,802
Repayments                                 (1,434,736)     (735,031)
                                           ----------    ----------
Carrying amounts as at 30th June           14,441,626    11,349,480
Less: Current portion                      (2,720,102)   (2,259,028)
                                           ----------    ----------
Long-term portion                          11,721,524     9,090,452
                                           ==========    ==========

15.  BORROWINGS

     Movements in borrowings were as follows:

                                                  (UNAUDITED)
                                          SIX MONTHS ENDED 30TH JUNE
                                          --------------------------
                                               2006          2005
                                             RMB'000       RMB'000
                                           -----------   -----------
Carrying amounts as at 1st January          28,344,746    16,925,179
Additions through business combinations        220,000     2,978,118
Proceeds from drawn down of borrowings      11,206,720     8,738,792
Repayments                                 (11,410,830)   (5,203,134)
                                           -----------   -----------
Carrying amounts as at 30th June            28,360,636    23,438,955
Less: Current portion                      (18,044,696)  (15,433,288)
                                           -----------   -----------
Long-term portion                           10,315,940     8,005,667
                                           ===========   ===========

16.  SHARE CAPITAL

                                                       (UNAUDITED)     (Audited)
                                                        30TH JUNE    31st December
                                                           2006           2005
                                                         RMB'000        RMB'000
                                                       -----------   -------------
Registered, issued and fully paid of RMB1.00 each
   Unlisted shares held by CEA Holding and employees    3,000,000      3,000,000
   A shares listed on The Shanghai Stock Exchange         300,000        300,000
   H shares listed on The Stock Exchange of
      Hong Kong Limited                                 1,566,950      1,566,950
                                                        ---------      ---------
                                                        4,866,950      4,866,950
                                                        =========      =========

     Pursuant to articles 49 and 50 of the Company's Articles of Association, each of the unlisted shares, the listed A shares and the listed H shares are all registered ordinary shares and carry the same rights.

17.  COMMITMENTS

     (A) CAPITAL COMMITMENTS

          The Group had the following capital commitments:

                                              (UNAUDITED)     (Audited)
                                               30TH JUNE    31st December
                                                  2006           2005
                                                RMB'000        RMB'000
                                              -----------   -------------
Authorised and contracted for:
   - Aircraft, engines and flight equipment    72,657,890     47,259,446
   - Other property, plant and equipment          501,176         96,827
   - Acquisition of a subsidiary                       --        390,000
                                               ----------     ----------
                                               73,159,066     47,746,273
                                               ----------     ----------
Authorised but not contracted for:
   - Aircraft, engines and flight equipment       723,000        723,000
   - Other property, plant and equipment       13,055,323     13,424,055
                                               ----------     ----------
                                               13,778,323     14,147,055
                                               ----------     ----------
                                               86,937,389     61,893,328
                                               ==========     ==========

          The above commitments primarily comprise amounts relating to the acquisition of five A-319, thirty-four A-320, eleven A-321, fifteen A-330, twenty B-737, two B-747, fifteen B-787 and five ERJ-145 aircraft which will be delivered between 2006 to 2010.

     (B) OPERATING LEASE COMMITMENTS

          The Group had future aggregate minimum lease payments under non-cancellable operating leases as follows:

                                              (UNAUDITED)                 (Audited)
                                            30TH JUNE 2006           31st December 2005
                                       ------------------------   ------------------------
                                       AIRCRAFT AND               Aircraft and
                                          FLIGHT       LAND AND      flight       Land and
                                         EQUIPMENT    BUILDINGS    equipment     buildings
                                          RMB'000      RMB'000       RMB'000      RMB'000
                                       ------------   ---------   ------------   ---------
Within one year                          2,006,982      124,606     1,633,301      68,739

In the second year                       1,899,261       63,829     1,550,209      60,330
In the third to fifth year Inclusive     4,225,201       28,251     4,075,691      44,951
After the fifth year                     2,020,494        2,373     2,015,670       2,846
                                        ----------      -------     ---------     -------
                                        10,151,938      219,059     9,274,871     176,866
                                        ==========      =======     =========     =======

18.  BUSINESS COMBINATIONS

     On 8th December 2005, the Company entered into agreements with each of Wuhan Municipality State-owned Assets Supervision and Administration Commission ("Wuhan SASAC") and Shanghai Junyao Aviation Investment Company Limited ("Shanghai Junyao") to acquire (i) equity interests of 38% in CEA Wuhan from Wuhan SASAC for a consideration of RMB278,000,000, and (ii) equity interests of 18% in CEA Wuhan from Shanghai Junyao for a consideration of RMB140,000,000, totaling RMB418,000,000, respectively. The acquisition was completed in January 2006. Proforma financial information to reflect the acquisition as if it had occurred on 1st January 2006 is not presented as the impact would not have been material to the condensed consolidated interim financial statements.

     Details of the net assets acquired in respect of the acquisition of additional equity interests of 56% in CEA Wuhan and related goodwill are as follows:

                                                            RMB'000
                                                           --------
Purchase consideration                                      418,000
Less: Fair value of net assets acquired - shown as below   (160,229)
                                                           --------
Goodwill                                                    257,771
                                                           ========

     The goodwill is attributable to an increase in the Company's competitiveness as a result of its increased size and the extension of the business scope geographically to the central regions of the PRC.

     The assets and liabilities arising from the acquisition were as follows:

                                                                        ACQUIREES'
                                                                         CARRYING
                                                           FAIR VALUE     AMOUNT
                                                             RMB'000      RMB'000
                                                           ----------   ----------
Property, plant and equipment                                677,465      588,599

Lease prepayments                                             75,302       75,302
Investments in associates and available-for-sale
   financial assets                                           10,446       10,446
Other long term assets                                       103,838      103,838
Flight equipment spare parts                                  32,718       32,718
Trade receivables, prepayments, deposits and other
   receivables                                               299,261      147,261
Cash and cash equivalents                                     19,266       19,266
Trade payables, notes payable, other payables and
   accrued expenses                                         (551,051)    (551,051)
Obligations under finance leases                            (101,007)    (101,007)
Borrowings                                                  (220,000)    (220,000)
Other long-term liabilities                                  (20,733)     (20,733)
Deferred tax liabilities                                     (29,326)          --
                                                            --------     --------
Net assets                                                   296,179       84,639
Less: Interests attributable to the Group's original
   equity interests of 40% and other minority
   investors                                                (135,950)     (42,873)
                                                            --------     --------
Net assets acquired                                          160,229       41,766
                                                            ========     ========
Purchase consideration settled in cash                                    418,000
Less: Cash and cash equivalents acquired                                  (19,266)
   Purchase consideration paid in prior year                              (28,000)
                                                                         --------
Cash outflow on acquisition                                               370,734
                                                                         ========

     At 30th June 2006, the Directors were still in the process of identifying and determining the fair values to be assigned to CEA Wuhan's identifiable assets and liabilities, but estimates have been recorded as part of the purchase price allocation, as indicated above. This process is expected to be finalised by December 2006.

19.  RELATED PARTY TRANSACTIONS

     The Group is controlled by CEA Holding, which owns approximately 61.64% of the Company's shares as at 30th June 2006. The aviation industry in the PRC is administrated by the Civil Aviation Administration of China ("CAAC"). CEA Holding and the Group is ultimately controlled by the PRC government, which also controls a significant portion of the productive assets and entities in the PRC (hereinafter collectively referred to as "the state-controlled enterprises").

     The Group sells air tickets through sales agents and is therefore likely to have extensive transactions with other state-controlled enterprises, and the employees of state-controlled enterprises while such employees are on corporate business as well as their close family members. These transactions are carried out on normal commercial terms that are consistently applied to all of the Group's customers. Due to the large volume and the pervasiveness of these transactions, management is unable to determine the aggregate amount of the transactions for disclosure. Therefore, retail transactions with these related parties are not disclosed herein. Management believes that meaningful related party disclosures on these retail transactions have been adequately made.

     (A)  RELATED PARTY TRANSACTIONS

          Other related party transactions were as follows:

                                                                        (UNAUDITED)
                                                                SIX MONTHS ENDED 30TH JUNE
                                                                --------------------------
                                                                      2006        2005
Nature of transactions                       Related party          RMB'000     RMB'000
----------------------                   --------------------      ---------   ---------
(I)   WITH CEA HOLDING OR
         COMPANIES DIRECTLY OR
         INDIRECTLY HELD BY
         CEA HOLDING:

      Interest income on deposits at     Eastern Air Group             4,333       2,803
         an average rate of 0.72%        Finance Co., Ltd
         (2005: 0.72%) per annum         ("EAGF")**

      Interest expense on loans at       EAGF**                        5,227       3,357
         rate of 4.73% (2005: 4.50%)
         per annum

      Commission income on               China Eastern Air                --      39,247
         carriage services provided      Northwest Co., Ltd
         by other airlines with air      ("CEA Northwest")*
         tickets sold by the Group,
         at rates ranging from 3%        China Eastern Air                --      38,817

         to 9% of the value of           Yunnan Co., Ltd
         tickets sold                    ("CEA Yunnan")*

                                         CEA Wuhan***                     --      17,773

      Commission expense on air          CEA Northwest*                   --       6,507
         tickets sold on behalf of the
         Group, at rates ranging from    CEA Yunnan*                      --       5,273
         3% to 9% of the value of
         tickets sold                    CEA Wuhan***                     --       4,141

                                         Shanghai Dongmei              2,985       3,346
                                         Aviation Travel Co.,
                                         Ltd ("SDATC")**

                                         Shanghai Tourism              4,153      10,096
                                         (HK) Co., Ltd
                                         ("STCL")##

      Handling charges of 0.1% to        Eastern Aviation             19,433      13,053
         2% for the purchase of          Import & Export
         aircraft, flight spare parts,   Co., Ltd
         other property, plant and       ("EAIEC")**
         flight equipment

      Ticket reservation service         Travel Sky                   73,799      30,111
         charges for utilisation of      Technology
         computer reservation system     Limited##

      Repairs and maintenance            Shanghai Eastern             30,291      26,667
         expense for aircraft and        Union Aviation
         engines                         Wheels & Brakes
                                         Overhaul
                                         Engineering
                                         Co., Ltd ("Wheels
                                         & Brakes")#

                                         Shanghai                     71,719      37,015
                                         Technologies
                                         Aerospace Co.,
                                         Ltd ("STA")#

      Lease rental income from           CEA Wuhan***                     --      12,184
         operating lease of aircraft

      Supply of food and beverages       Shanghai Eastern             64,061      55,293
                                         Air Catering Co.,
                                         Ltd ("SEAC")##

                                         Qingdao Eastern Air           7,068       3,740
                                         Catering Investment
                                         Co., Ltd.##

                                         Xian Eastern Air             11,993       8,193
                                         Catering Investment
                                         Co., Ltd.##

                                         Yunnan Eastern Air           14,736      13,556
                                         Catering Investment
                                         Co., Ltd.##

      Advertising expense                Eastern Aviation              5,086       3,454
                                         Advertising
                                         Services Co., Ltd
                                         ("CAASC")**

      Purchase of aviation               Shanghai Eastern                586       1,020
         equipment                       Aviation Equipment
                                         Manufacturing
                                         Corporation##

(II)  WITH CAAC AND ITS AFFILIATES:

      Civil aviation infrastructure      CAAC                        332,405     136,558
         levies paid

      Aircraft insurance premium         CAAC                         90,311      67,957
         paid through CAAC which
         entered into the insurance
         policy on behalf of the Group

(III) WITH OTHER STATE-CONTROLLED ENTERPRISES:

      Take-off and landing fees          State-controlled          1,200,009     717,003
         charges                         airports

      Purchase of aircraft fuel          State-controlled          3,716,408   2,314,435
                                         fuel suppliers

      Interest income on deposits at     State-controlled              6,005       1,402
         an average rate of 0.72%        banks
         (2005: 0.72%) per annum

      Interest expense on loans at an    State-controlled            485,623     314,254
         average rate of 4.5% (2005:     banks
         4.5%) per annum

      Commission expense on air          Other PRC airlines            7,582       4,877
         tickets sold on behalf of the
         Group at rates ranging from
         3% to 9% of the value of
         tickets sold

      Supply of food and beverages       Other                       122,093     128,351
                                         state-controlled
                                         enterprises

     (B)  BALANCES WITH RELATED PARTIES

          (I)  AMOUNTS DUE FROM RELATED COMPANIES

                                         (UNAUDITED)     (Audited)
                                          30TH JUNE    31st December
                                             2006           2005
Company                                    RMB'000        RMB'000
-------                                  -----------   -------------
Eastern Air Holidays##                      37,303         66,457
CEA Holding                                  6,448         57,773
SDATC**                                     61,717         43,223
STCL##                                       4,966         23,177
Other related companies                     33,834         15,082
                                           -------        -------
                                           144,268        205,712
                                           =======        =======

               Except for amounts due from CEA Holding, which are reimbursement in nature, all other amounts due from related companies are trade in nature, interest free and payable within normal credit terms given to trade customers.

          (II) AMOUNTS DUE TO RELATED COMPANIES

                                         (UNAUDITED)     (Audited)
                                          30TH JUNE    31st December
                                             2006          2005
Company                                    RMB'000        RMB'000
-------                                  -----------   -------------
EAIEC**                                    245,187         90,123
CEA Wuhan***                                    --         80,407
SEAC##                                      21,455             --
CEA Holding                                 84,242         94,216
Other related companies                     27,224         30,284
                                           -------        -------
                                           378,108        295,030
                                           =======        =======

               Except for amounts due to EAGF and CEA Holding, which are reimbursement in nature, all other amounts due to related companies are trade in nature, interest free and payable within normal credit terms given by trade creditors.

          (III) SHORT-TERM DEPOSITS AND SHORT-TERM LOANS WITH EAGF, A 20% ASSOCIATE OF THE GROUP

                                         (UNAUDITED)     (Audited)
                                          30TH JUNE    31st December
                                             2006          2005
                                           RMB'000        RMB'000
                                         -----------   -------------
Included in "Prepayments, Deposits and
   Other Receivables" are short-term
   deposits with an average interest
   rate of 0.7% (2005: 0.7%) per annum     301,942        475,078
                                           =======        =======
Included in "Borrowings" are short-
   term loans with an average interest
   rate of 4.9% (2005: 4.5%) per annum     186,956        188,702
                                           =======        =======

          (IV) STATE-CONTROLLED BANKS AND OTHER FINANCIAL INSTITUTIONS

                                         (UNAUDITED)     (Audited)
                                          30TH JUNE    31st December
                                             2006          2005
                                           RMB'000        RMB'000
                                         -----------   -------------
Included in "Cash and Cash
   Equivalents" are bank deposits with
   an average interest rate of 0.7%
   (2005: 0.7%) per annum                  1,318,488      1,196,963
                                          ==========     ==========
Included in "Borrowings" are long-term
   loans with an average interest rate
   of 5.1% (2005: 4.6%) per annum         11,916,130     10,438,483
                                          ==========     ==========

     (C)  GUARANTEES BY HOLDING COMPANY

          As at 30th June 2006, long-term bank loans of the Group with an aggregate amount of RMB356,704,000 (31st December 2005:
          RMB369,772,000) were guaranteed by CEA Holding.

          Notes:

* The Group acquired the aviation business of CEA Northwest and CEA Yunnan with effect from 30th June 2005. Transactions with CEA Northwest and CEA Yunnan up to 30th June 2005 are regarded as related party transactions.

** EAGF is also a 25% associate of the Group. SDATC, CAASC and EAIEC are all 45% associates of the Group.

*** The Group acquired additional equity interests of 56% in CEA Wuhan in January 2006. Since then, CEA Wuhan has been a 96% subsidiary of the Group.

     Transactions with CEA Wuhan up to the acquisition date are regarded as related party transactions.

# Wheels & Brakes and STA are 40% and 51% jointly controlled entities of the Group respectively.

## These companies are related companies of the Group as they are either, directly or indirectly, controlled by, under the joint control or significant influence of CEA Holdings.

20.  CONVENIENCE TRANSLATION

     The unaudited condensed consolidated interim financial statements have been prepared in Renminbi ("RMB"), the national currency of the PRC. Translations of amounts from RMB into United States dollars ("US$") solely for convenience have been made at the rate of US$1.00 to RMB7.9956 being the average of the buying and selling rates as quoted by People's Bank of China at the close of business on 30th June 2006. No representation is made that the RMB amounts could have been or could be converted into US$ at that rate or at any other rate on 30th June 2006 or any other date.

21.  SEASONALITY

     The civil aviation industry is subject to seasonal fluctuations, with peak demand during the summer and October holiday season in the second half of the year. As a result, the revenues and results of the Group in the first half of the year are normally lower than those in the second half of the year.

22.  WORKING CAPITAL

     The Group's primary cash requirements have been for additions of and upgrades to aircraft and flight equipment and payments for debt related to such additions and upgrades. The Group finances its working capital requirements through a combination of funds generated from operations and short and longer-term bank borrowings.

     The Group generally operates with a working capital deficit. The Directors believe that cash from operations and short and longer-term bank borrowings will be sufficient to meet the Group's operating cash flow needs for the foreseeable future. The Group's treasury department aims to maintain flexibility in funding by keeping credit lines available. The

     Directors believe that the Group has obtained sufficient general credit facilities from PRC banks for financing future capital commitments and for working capital purposes.

23.  CONTINGENT LIABILITIES

     In 2005, the Company received a legal claim in the United Sates of America for unspecified damages by family members of certain victims of the crash of a CEA Yunnan aircraft which occurred on 21st November 2004 in Baotou, Neimonggol, in the PRC.

     Management has engaged legal representatives to vigorously contest the proceedings. The proceedings are still at an early stage and in the opinion of the Directors, it is unlikely that there will be any significant adverse impact on the financial position of the Group.

B.   PREPARED IN ACCORDANCE WITH PRC ACCOUNTING REGULATIONS

     CONDENSED CONSOLIDATED BALANCE SHEET

     As at 30th June 2006

                                              (UNAUDITED)     (Audited)
                                               30TH JUNE    31st December
                                                  2006           2005
                                                RMB'000        RMB'000
                                              -----------   -------------
ASSETS
   Total current assets                        10,273,380      9,395,287
   Net long-term investments                    1,161,271        761,722
   Total fixed assets                          45,981,111     45,543,930
   Total intangible assets and other assets     1,773,479      1,729,253
   Deferred tax assets                            126,304        128,481
                                               ----------     ----------
TOTAL ASSETS                                   59,315,545     57,558,673
                                               ==========     ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
   Total current liabilities                   35,171,498     31,529,253
   Total long-term liabilities                 18,598,656     18,932,974
   Deferred tax liabilities                       453,519        417,049
                                               ----------     ----------
TOTAL LIABILITIES                              54,223,673     50,879,276
                                               ----------     ----------
Minority interests                                738,747        864,827
                                               ----------     ----------
Total shareholders' equity                      4,353,125      5,814,570
                                               ----------     ----------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY     59,315,545     57,558,673
                                               ==========     ==========

CONDENSED CONSOLIDATED INCOME STATEMENT

For the six months ended 30th June 2006

                                                  (UNAUDITED)
                                                  SIX MONTHS
                                                ENDED 30TH JUNE
                                            -----------------------
                                               2006         2005
                                              RMB'000      RMB'000
                                            ----------   ----------
REVENUE FROM MAIN OPERATIONS                16,373,341   10,040,427
Less: Main operating cost                   15,413,026    8,778,673
      Business taxes and surcharges            431,976      226,848
                                            ----------   ----------
PROFIT FROM MAIN OPERATIONS                    528,339    1,034,906
Add: Revenue from other operations             350,781      325,178
Less: Operating expenses                     1,106,140      747,708
      General and administrative expenses      781,613      585,727
      Financial expenses                       585,975      427,513
                                            ----------   ----------
LOSS FROM OPERATIONS                        (1,594,608)    (400,864)
Add: Income from investments                     1,333      (13,490)
     Subsidy income                             67,552       61,591
     Non-operating income                       79,273       16,607
Less: Non-operating expenses                    45,297       (5,610)
                                            ----------   ----------
TOTAL LOSS                                  (1,491,747)    (330,546)
Less: Income tax                                60,549       78,507
      Minority interests                       (90,528)       1,401
                                            ----------   ----------
NET LOSS                                    (1,461,768)    (410,454)
                                            ==========   ==========

NOTES TO CONDENSED FINANCIAL STATEMENTS

1.   PRINCIPAL ACCOUNTING POLICIES

     The unaudited condensed consolidated interim financial statements prepared in accordance with PRC Accounting Regulations should be read in conjunction with the annual financial statements for the year ended 31st December 2005. The accounting policies adopted are consistent with those described in the annual financial statements for the year ended 31st December 2005.

C.   SIGNIFICANT DIFFERENCES BETWEEN IFRS AND PRC ACCOUNTING REGULATIONS

     Differences between IFRS and PRC Accounting Regulations which have a significant effect on the unaudited consolidated loss attributable to equity holders of the Company and the unaudited consolidated net assets are summarised as follows:

     CONSOLIDATED LOSS ATTRIBUTABLE TO EQUITY HOLDERS OF THE COMPANY

                                                                        (UNAUDITED)
                                                                         SIX MONTHS
                                                                      ENDED 30TH JUNE
                                                                   ---------------------
                                                                                Restated
                                                                      2006        2005
                                                                     RMB'000     RMB'000
                                                                   ----------   --------
As stated in accordance with PRC Accounting Regulations            (1,461,768)  (410,454)
Impact of IFRS and other adjustments:
   Difference in flight equipment depreciation charges
      arising from different depreciation lives                       125,851     41,862
   Difference in aircraft depreciation charges arising from
      different depreciation lives and revaluation                   (443,859)  (219,867)
   Provision for overhaul expenses                                    (44,769)  (117,913)
   Provision for post-retirement benefits                             (49,433)    (7,778)
   Time value on provision for staff housing allowances                 3,746      7,837
   Notional interest on non-current purchase consideration
      payable for acquisition of an airline business                   (3,555)    (3,786)
   Reversal of revaluation surplus relating to lease prepayments        4,210      5,531
   Net fair value gains on financial instruments                       69,553     38,372
   Others                                                              14,331     18,981
   Tax adjustments                                                     70,015     66,648
                                                                   ----------   --------
As stated in accordance with IFRS                                  (1,715,678)  (580,567)
                                                                   ==========   ========

     CONSOLIDATED NET ASSETS

                                                                    30TH JUNE   31st December
                                                                      2006           2005
                                                                     RMB'000       RMB'000
                                                                   ----------   -------------
As stated in accordance with PRC Accounting Regulations             5,091,872     6,679,397
Impact of IFRS and other adjustments:
   Difference in flight equipment depreciation charges
      arising from different depreciation lives                     1,423,011     1,297,160
   Difference in aircraft depreciation charges arising from
      different depreciation lives and revaluation                    497,637       881,956
   Provision for overhaul expenses                                 (1,247,736)   (1,202,967)
   Provision for post-retirement benefits                          (1,289,809)   (1,240,376)
   Time value on provision for staff housing allowances                41,295        37,549
   Net fair value gains on financial instruments                      188,993        72,505
   Notional interest on non-current purchase consideration
      payable for acquisition of an airline business                    9,242        12,797
   Reversal of revaluation surplus relating to lease prepayments     (345,141)     (349,351)
   Goodwill and negative goodwill                                     569,849       688,311
   Others                                                             (35,706)      (95,928)
   Tax adjustments                                                    207,504       137,489
                                                                   ----------    ----------
As stated in accordance with IFRS                                   5,111,011     6,918,542
                                                                   ==========    ==========

     SELECTED AIRLINE OPERATING DATA

                                                          FOR THE SIX MONTHS ENDED 30TH JUNE
                                                          ----------------------------------
                                                               2006        2005     Change
                                                            ---------   ---------   ------
CAPACITY

   ATK (available tonne-kilometres) (millions)               5,206.49    3,699.27    40.74%
      - Domestic routes                                      2,350.50    1,096.87   114.29%
      - International routes                                 2,423.38    2,228.94     8.72%
      - Hong Kong routes                                       432.56      373.46    15.82%

   ASK (available seat-kilometres) (millions)               33,590.50   20,918.83    60.58%
      - Domestic routes                                     20,523.35    9,329.84   119.98%
      - International routes                                10,261.32    9,059.40    13.27%
      - Hong Kong routes                                     2,805.84    2,529.59    10.92%

   AFTK (available freight tonne-kilometres) (millions)      2,183.34    1,816.58    20.19%
      - Domestic routes                                        503.45      257.18    95.76%
      - International routes                                 1,499.86    1,413.59     6.10%
      - Hong Kong routes                                       180.84      145.80    24.03%

   Hours flown (thousands)                                     322.23      179.99    79.03%

TRAFFIC

   RTK (revenue tonne-kilometres) (millions)                 3,243.51    2,165.44    49.79%
      - Domestic routes                                      1,619.54      719.64   125.05%
      - International routes                                 1,410.27    1,239.06    13.82%
      - Hong Kong routes                                       213.71      206.74     3.37%

   RPK (revenue passenger-kilometres) (millions)            23,686.16   13,586.73    74.33%
      - Domestic routes                                     15,057.48    6,514.29   131.15%
      - International routes                                 6,958.86    5,451.77    27.64%
      - Hong Kong routes                                     1,669.82    1,620.67     3.03%

   RFTK (revenue freight tonne-kilometres) (millions)        1,127.13      953.10    18.26%
      - Domestic routes                                        272.51      136.78    99.23%
      - International routes                                   789.82      754.29     4.71%
      - Hong Kong routes                                        64.79       62.03     4.45%

   Number of passengers carried (thousands)                 16,787.11    8,753.15    91.78%
      - Domestic routes                                     13,385.18    6,015.14   122.52%
      - International routes                                 2,216.89    1,584.98    39.87%
      - Hong Kong routes                                     1,185.04    1,153.03     2.78%

   Weight of freight carried (kg) (millions)                   419.35      318.99    31.46%
      - Domestic routes                                        209.23      111.40    87.82%
      - International routes                                   166.13      165.00     0.68%
      - Hong Kong routes                                        43.90       42.59     3.08%

LOAD FACTORS

   Overall load factor (%)                                      62.30       58.54     3.76
      - Domestic routes                                         68.90       65.61     3.29
      - International routes                                    58.19       55.59     2.60
      - Hong Kong routes                                        49.41       55.36    -5.95

   Passenger load factor (%)                                    70.51       64.95     5.56
      - Domestic routes                                         73.37       69.82     3.55
      - International routes                                    67.82       60.18     7.64
      - Hong Kong routes                                        59.51       64.07    -4.56

   Freight load factor (%)                                      51.62       52.47    -0.85
      - Domestic routes                                         54.13       53.18     0.95
      - International routes                                    52.66       53.36    -0.70
      - Hong Kong routes                                        35.99       42.54    -6.55

   Break-even load factor (%)                                   70.66       65.33     5.33

YIELD AND COSTS

   Revenue tonne-kilometers yield (RMB)                          5.01        4.50    11.33%
      - Domestic routes                                          5.47        5.24     4.39%
      - International routes                                     4.19        3.66    14.48%
      - Hong Kong routes                                         6.98        6.92     0.87%

   Passenger-kilometers yield (RMB)                              0.58        0.55     5.45%
      - Domestic routes                                          0.57        0.56     1.79%
      - International routes                                     0.57        0.49    16.32%
      - Hong Kong routes                                         0.70        0.70     0.00%

   Freight tonne-kilometers yield (RMB)                          2.22        2.37    -6.33%
      - Domestic routes                                          0.87        0.82     6.10%
      - International routes                                     2.46        2.46     0.00%
      - Hong Kong routes                                         5.02        4.77     5.24%

Available tonne-kilometers unit cost (RMB)                       3.54        2.94    20.41%

MANAGEMENT DISCUSSION AND ANALYSIS

REVIEW OF OPERATIONS

As at 30th June, 2006, the Group operated a total of 370 routes, of which 264 were domestic routes, 18 were Hong Kong routes, and 88 were international routes (including 22 international cargo routes). The Group operated approximately 5,637 scheduled flights per week, serving 127 domestic and foreign cities. At present, the Group owns or operates a total of 195 aircraft, including 176 passenger jet aircraft each with a capacity of over 100 seats, 9 passenger jet aircraft each with a capacity of 50 seats and 10 jet freighters.

During the first half of 2006, the world economy maintained a steady pace of growth, and China's national economy experienced stable and rapid growth, underpinning the Group's sound economic prospects. The market demand for air transport in China grew steadily. However, the price of international crude oil and aviation fuel has experienced lengthy peak-level fluctuations and has achieved repeated historical highs, which has brought about a significant increase in costs for the air transport industry. As a result, the results of the Group have been affected significantly.

During the first half of the year, in the face of intensifying market competition, the Group continued to build an air transport network centered in Shanghai and continued to reallocate its transport capacity. For the first half of the year, the Group's flights accounted for 40.64% and 34.73% of all flights at Hongqiao Airport and Pudong Airport, respectively. The daily average utilisation rate reached 9.3 hours.

In terms of passenger traffic, during the first half of 2006, the Group established a passenger traffic marketing committee to enhance marketing management, and successfully introduced several new international routes for scheduled flights, including Shanghai - Frankfurt, Changsha/Wuhan/Huangshan/Ningbo - Seoul, Huangshan - Pusan, thus further improving its international route network. The Group also took an active part in promoting internal code-sharing and enhancing external code cooperation. The Group has expanded its code-sharing arrangements with Air France and American Airlines and has established code-sharing cooperation with Shanghai Airlines Co., Ltd. on certain shared routes. The Group vigorously expanded its "Eastern Miles" frequent flyers and electronic air ticketing value-added service. At present, the number of frequent flyers members has surpassed 5.59 million. The Group's electronic ticketing sales network has expanded to 66 cities across the country, and the sales of electronic tickets accounted for

20% of the Company's total sales for the first half of 2006. The Group, has also cooperated with China Construction Bank and launched the China Eastern Airlines Long Credit Card (Chinese Characters), which effectively expanded the Group's brand recognition.

In terms of freight transport, the Group continued to take advantage of Shanghai as an aviation hub and endeavoured to build a market-oriented freight logistic network through exploiting the resources of the Group's airline route network. The Group has established a cargo traffic management committee to centralize sales management of cargo traffic, through which the freight management department of the Company will continue to work closely with China Cargo Airlines Co., Ltd. (Chinese Characters) and Shanghai Eastern Logistics Co., Ltd. (Chinese Characters), two subsidiaries of the Company, to open up new cargo sources and enhance both revenue and yield on freight services.

In terms of service, the Group has carefully designed a brand image for certain prestigious services offered by CEA, under the banner of "tenderness, elegance, delicacy and fashion". The Group established a scientific management model and evaluation system for service quality to perfect its service standards and procedures which is based on internationally advanced service management models and taking account of actual circumstances. In addition, the Group has improved its customer complaint handling platform. The Group established a detailed customer information database and regularly communicated with its customers, and endeavoured to improve its service quality on a timely basis. According to statistics compiled by the General Administration of Civil Aviation of China, in the first half of 2006, the on-time rate of the Group's flights was above the average level in the domestic industry. Additionally, through utilising the opportunities arising from becoming one of the joint venture partners of the World Expo 2010 Shanghai, the Group will place additional emphasis on devising service solutions and will launch a range of new services for the World Expo, aimed at establishing a first-class brand image based on prestigious services.

The above figures for the same period in 2005 do not include the results of the aviation businesses of China Eastern Air Northwest Co., Ltd. and China Eastern Air Yunnan Company Co., Ltd. which were acquired by the Company on 30th June 2005.

As at 30th June, 2006, the traffic volume of the Group totalled 3.244 billion tonne-kilometres, representing an increase of 49.79% from the same period last year, while traffic revenues amounted to RMB16,254 million, representing an increase of 65.42% from the same period last year.

The Group's passenger traffic volume during the reporting period was 23,686 million passenger-kilometres, representing an increase of 74.33% from the same period last year. Compared to the same period last year, passenger revenues increased by 81.75% to RMB13,751 million, accounting for 84.60% of the Group's operating revenues.

The Group's passenger traffic volume on domestic routes during the reporting period was 15,057 million passenger-kilometres, representing an increase of 131.15% from the same period last year. Compared to the same period last year, the passenger load factor increased by 3.55 percentage points to 73.37% and the domestic passenger revenues increased by 135.59% to RMB8,622 million, accounting for 62.70% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.57 during the reporting period, representing an increase of 1.79% compared to the same period last year.

The Group's passenger traffic volume on international routes during the reporting period was 6,959 million passenger-kilometres, representing an increase of 27.64% from the same period last year. Compared to the same period last year, the passenger load factor increased by 7.64 percentage points to 67.82% and the revenues increased by 42.21% to RMB3,942 million, accounting for 28.67% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.57 during the period, representing an increase of 16.32% compared to the same period last year.

The Group's passenger traffic volume on its Hong Kong routes during the reporting period was 1,670 million passenger-kilometres, representing an increase of 3.03% from the same period last year. Compared to the same period last year, the passenger load factor decreased by 4.56 percentage points to 59.51% and, the revenues increased by 4.69% to RMB1,188 million, accounting for 8.64% of the Group's total passenger revenues. Average yield per passenger-kilometre amounted to RMB0.70 during the reporting period, unchanged from the level achieved in the same period last year.

During the first half of 2006, cargo traffic volume increased by 18.26% to 1,127 million tonne-kilometres. Compared to the first half of last year, the Group's freight revenues increased by 10.72% to RMB2,503 million for the same period this year, accounting for 15.40% of the Group's operating revenues. Average yield per freight tonne-kilometre of cargo and mail amounted to RMB2.22, representing an decrease of 6.33% compared to the same period last year.

Compared to the first half of last year, the Group's total operating costs increased by 69.18% to RMB18,383 million during the same period this year, which was principally due to the surge in price of international aviation fuel, which maintained a persistently high level.

During the first half of 2006, the price of international aviation fuel continued to fluctuate around at peak levels and achieved repeated highs. The significant increase in the cost of aircraft fuel placed substantial pressure on the Group's operations. In addition, the fleet expansion enlarged aircraft fuel consumption. During the reporting period, the Group's expenditure on aircraft fuel for the period was RMB6,176 million, representing an increase of 85.78% compared to the same period last year. The Group continued to use financial derivatives to assist in managing its risks relating to the future price of fuel.

Maintenance expenses on aircraft and engines increased by 138.37% to RMB1,259 million compared to the same period last year. This was principally due to the increase in the number of aircraft under operating leases compared with the same period last year as a result of the Group's business expansion.

Office and administrative expenses increased by 25.44% to RMB1,414 million compared to the same period last year.

Commissions increased by 20.74% to RMB591 million compared to the same period last year.

Takeoff and landing charges were RMB2,433 million, representing an increase of 55.83% from the same period last year, which was principally a result of the increase in transport capacity and the number of takeoffs and landings.

Salary costs were RMB1,561 million, representing an increase of 108.72% compared to the same period last year, principally as a result of the Group's business expansion and the increase in staff numbers.

Aircraft depreciation and operating lease expenses were RMB3,360 million, representing an increase of 61.69% compared to the same period last year, principally as a result of the Group's business expansion.

During the six months ended 30th June, 2006, the Group's losses attributable to shareholders as calculated under the IFRS were RMB1,716 million and the loss per share attributable to equity holders was RMB0.35.

LIQUIDITY AND CAPITAL RESOURCES

The Group finances its working capital requirements through a combination of funds generated from its business operations and short and longer-term bank loans. As at 30th June, 2006, the Group had cash and cash equivalents of RMB1,861 million, most of which were denominated in Renminbi. Net cash inflow generated by the Group's operating activities in the first half of 2006 was RMB195 million, representing a decrease of 73.21% compared to the same period last year.

The Group's primary cash requirements in the first half of 2006 were for acquisitions of, and improvements in, aircraft and flight equipment and for payment of related indebtedness. The Group's net cash used in investment activities was RMB71 million in the first half of 2006.

The Group's net cash used in financing activities was RMB126 million, primarily refleeting an increase in long-term and short-term bank loans.

The Group generally operates with a working capital deficit. As at 30th June, 2006, the Group's current liabilities exceeded the Group's current assets by RMB26,994 million, and the long-term debt to equity ratio was 2.12:1. For years, the Group has arranged, and believes it will be able to continue to arrange, short-term loans through domestic banks in China or foreign-invested banks to meet its working capital requirements.

PLEDGES ON ASSETS AND CONTINGENT LIABILITIES

The Group generally finances its purchases of aircraft through leases secured by its assets. As at 30th June, 2006, the total value of the Group's mortgaged assets decreased by 2.81% from RMB9,844 million as at the end of 2005, to RMB9,567 million.

EMPLOYEES

As at 30th June, 2006, the Group had approximately 34,741 employees, the majority of whom were working in mainland China. The wages of the Group's employees generally consist of basic salaries and bonuses. During the reporting period, the Group has not been involved in any major labour-related disputes with its employees, nor has it experienced a substantial reduction in the number of its employees nor has the Group encountered difficulty in recruiting new employees.

OUTLOOK FOR THE SECOND HALF OF 2006

The Group would like to caution readers of this report that the Group's 2006 interim results announcement contains certain forward-looking statements, such as descriptions of the Group's work plans for the second half of 2006 and beyond, and forward-looking statements relating to the global and Chinese economies and aviation markets. Such forward-looking statements are subject to numerous uncertainties and risks, and actual events may be materially different from those indicated in these statements.

The global economy remains in its cycle of economic growth. Benefiting from a sound international economic environment, China continues to maintain a steady and relatively fast pace of economic growth. In addition, the continued accelerating growth of international trade, coupled with persistently active global investment and acquisition and merger activity, are causing a steady increase in passenger and cargo volumes in the domestic air transport sector.

Shanghai, where the Group's operations are mainly based, is also one of the leading contributors to the Chinese economy and is the centre of economic activity in the region. The hub function of its airports has become obviously prominent and, with the gradual opening up of the civil aviation industry in China, progress in "open skies" agreements is accelerating. The Group is faced with keen competition from Chinese and foreign aviation companies in its operation of passenger and cargo transport markets in the eastern area of China, particularly in Shanghai. To expand its business, increase its competitiveness, steadily increase its market share in the Shanghai region, adjust and optimise its route network, and create more attractive services and products to meet market demand, the Group has committed to introduce five A330-300, two A321, an A319, a B747F, four B737-700, and three ERJ145 passenger aircraft to its fleet during the remaining of 2006. It is expected that the new aircraft will be delivered and put into operation in the second half. It is believed that the Group will benefit from the continuing growth in the local transport market in the region.

The continuous rise of crude oil prices has had a significant impact on the global aviation industry. In recognition of the heavy cost pressure brought to the domestic air transport sector by the continuous rise in the international crude oil price, the "Aviation Fuel Surcharge Plan for the Domestic Civil Aviation Industry" (Chinese Characters) jointly promulgated by the General Administration of Civil Aviation of China and the National Development and Reform Commission in 2005 will continue to be implemented. This measure may serve to offset part of the increased cost incursed by the Group.

In view of current market conditions and the operating and financial challenges faced by the Group, the Group intends to undertake specific measures in the second half of 2006 as follows:

1. We will further endeavour to enhance flight safety and will further perfect our contingency management procedures and plans. We will continue improving the on-time rate of our scheduled flights, and enhance the brand image of the Company in respect of safety and service.

2. We will enhance internal management and commit to enhancing organisational transformation and systems innovation, with the aim of establishing an enterprise management system, an operational model and management procedures, based on well defined authorities and responsibilities, which are consistent with the management of a fast developing and modern air transport network.

3. In terms of passenger traffic, we will intensify our marketing efforts to increase total revenue and its quality. Through utilising the platform provided by the World Expo, we will actively explore new markets. Specific measures include intensifying marketing efforts in respect of frequent flyers and major clients in order to increase our share in the market for high-end customers, with a view to gaining recognition from mainstream customers; making proactive efforts to boost the sales of electronic passenger tickets and placing emphasis on the promotion of electronic passenger tickets; optimising route network and the allocation of transport capacity; ensuring the effective implementation of our hub strategy; striving to ensure that limited manpower and capacity resources are focused on those routes with best profitability; proactively conducting research on the trend to normalise charter flights across the Taiwan Strait during holiday seasons and establishing a specialised team to study the Taiwan market; making strenuous efforts to enhance our seat management, sales trend monitoring and overall control, and increasing our price levels and improving revenue quality.

4. In terms of freight transport, we will continue to reinforce marketing management of the Group's freight operations, make efforts to boost the sales of return cargo and increase belly holds of passenger aircraft. We are also committed to developing our transhipment business and expanding our air-and-land combined transport network, and increasing revenue from freight operations.

5. We will place heavy emphasis on cost control and continue to improve our budget preparation. We will also endeavour to improve the efficiency of capital utilisation and explore additional financing channels. We will continue to use financial derivatives to manage the risks associated with volatile aviation fuel costs and foreign exchange rates.

6. Through utilising the opportunity provided by our partnership in respect of the World Expo, we will commit to introducing innovative products and producing quality services, in an effort to enhance the brand value of CEA.

FLEET PLANNING

As at 30th June, 2006, the expected details of aircraft on order (including those to be owned and those to be held under finance and operating leases), which are scheduled to be delivered and put into service, are as follows:

YEAR TO BE DELIVERED   TYPE OF AIRCRAFT   NUMBER OF AIRCRAFT
--------------------   ----------------   ------------------
Second half of 2006    A330-300                    5
                       A321                        2
                       A319                        1
                       B747F                       1
                       B737-700                    4
                       ERJ145                      3

2007                   A330-300                    5
                       A330-200                    1
                       A321                        4
                       A320                        2
                       A319                        2
                       B747F                       1
                       B737NG                      2
                       ERJ145                      3

2008                   A330-300                    3
                       A330-200                    1

                       A321                        5
                       A320                        2
                       B787                        4
                       B737NG                      2

MATERIAL MATTERS

1.   DIVIDEND

     The Board of Directors of the Company does not recommend payment of any interim dividend for the six months ended 30th June, 2006.

2.   SHARE CAPITAL

     There was no change in the Company's share capital since 31st December, 2005. As at 30th June, 2006, the Company's share capital structure was as follows:

                                                                      APPROXIMATE
                                                                  PERCENTAGE OF TOTAL
                                               NUMBER OF SHARES    SHARE CAPITAL (%)
                                               ----------------   -------------------
(a) Unlisted State-owned legal person shares     3,000,000,000            61.64
(b) Listed shares
    (i)  A Shares                                  300,000,000             6.17
    (ii) H Shares                                1,566,950,000            32.19
(c) Total number of shares                       4,866,950,000           100.00

3.   SUBSTANTIAL SHAREHOLDERS

     So far as the Directors are aware, as at 30th June, 2006, each of the following persons, not being a Director, chief executive, Supervisor or member of the Company's senior management, had an interest and/or short position in the Company's shares or underlying shares (as the case may be) which would fall to be disclosed to the Company and The Stock Exchange of Hong Kong Limited (the "Stock Exchange") under the provisions of Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance ("SFO"), or was otherwise interested in 5% or more of any class of the then issued share capital of the Company:

                                                                                            INTEREST
                                                                                     AS AT 30TH JUNE, 2006
                                                                      ---------------------------------------------------
                                                                        APPROXIMATE       APPROXIMATE       APPROXIMATE
                                                                       PERCENTAGE OF     PERCENTAGE OF     PERCENTAGE OF
                                                                      SHAREHOLDING IN   SHAREHOLDING IN   SHAREHOLDING IN
                                                                       THE COMPANY'S     THE COMPANY'S     THE COMPANY'S
NAME OF                                                 NUMBER OF       TOTAL ISSUED      TOTAL ISSUED      TOTAL ISSUED      SHORT
SHAREHOLDER               NATURE OF SHARES HELD        SHARES HELD     SHARE CAPITAL        A SHARES          H SHARES      POSITION
-----------          ------------------------------   -------------   ---------------   ---------------   ---------------   --------
China Eastern Air    A shares (unlisted State-owned   3,000,000,000        61.64%            90.91%               --           --
   Holding Company      legal person shares)

HKSCC Nominees       H shares                         1,491,233,163        30.64%               --             95.17%          --
   Limited (Note)

     Note:

     Based on the information available to the Directors and so far as the Directors are aware and understand, as at 30th June, 2006, among the 1,491,233,163 H shares held by HKSCC Nominees Limited, no person had any interest or short position in the Company's shares or underlying shares (as the case may be) which would fall to be, and had been, disclosed to the Company and the Stock Exchange under the provisions of Divisions 2 and 3 of
     Part XV of the SFO and as recorded in the register required to be kept under section 336 of the SFO.

4. SHAREHOLDING INTERESTS OF THE DIRECTORS, CHIEF EXECUTIVES, SUPERVISORS AND SENIOR MANAGEMENT

     The shareholding interests of the Directors, chief executives, Supervisors and senior management of the Company as at 30th June, 2006 are as follows:

                                                           NUMBER OF LISTED   CAPACITY IN WHICH
                                                            A SHARES HELD -      THE A SHARES
NAME              POSITION                                PERSONAL INTEREST       WERE HELD
----              --------                                -----------------   -----------------
Li Fenghua        Chairman                                   5,000 A shares    Beneficial owner
                                                                   (Note 1)

Luo Chaogeng      Director, President                        5,000 A shares    Beneficial owner
                                                                   (Note 1)

Cao Jianxiong     Director                                   5,800 A shares    Beneficial owner
                                                                   (Note 2)

Wan Mingwu        Director, Vice President                   5,000 A shares    Beneficial owner
                                                                   (Note 1)

Zhong Xiong       Director                                   2,800 A shares    Beneficial owner
                                                                   (Note 3)

Luo Zhuping       Director, Company secretary                5,800 A shares    Beneficial owner
                                                                   (Note 2)

Hu Honggao        Independent non-executive Director                     --                  --

Peter Lok         Independent non-executive Director                     --                  --

Wu Baiwang        Independent non-executive Director                     --                  --

Zhou Ruijin       Independent non-executive Director                     --                  --

Xie Rong          Independent non-executive Director                     --                  --

Li Wenxin         Chairman of the Supervisory Committee      6,000 A shares    Beneficial owner
                                                                   (Note 4)

Ba Shengji        Supervisor                                 5,800 A shares    Beneficial owner
                                                                   (Note 2)

Yang Xingen       Supervisor                                 3,800 A shares    Beneficial owner
                                                                   (Note 5)

Yang Jie          Supervisor                                 3,000 A shares    Beneficial owner
                                                                   (Note 6)

Liu Jiashun       Supervisor                                 3,000 A shares    Beneficial owner
                                                                   (Note 6)

Wu Jiuhong        Vice President                             3,000 A shares    Beneficial owner
                                                                   (Note 6)

Zhou Liguo        Vice President                             3,000 A shares    Beneficial owner
                                                                   (Note 6)

Zhang Jianzhong   Vice President                             5,000 A shares    Beneficial owner
                                                                   (Note 1)

Tong Guo Zhao     Vice President                             5,000 A shares    Beneficial owner
                                                                   (Note 1)

Li Yangmin        Vice President                             3,000 A shares    Beneficial owner
                                                                   (Note 6)

Luo Weide         Chief Financial Officer                    3,000 A shares    Beneficial owner
                                                                   (Note 6)

     Note 1: representing approximately 0.001667% of the Company's total issued listed A shares as at 30th June, 2006.

     Note 2: representing approximately 0.001933% of the Company's total issued listed A shares as at 30th June, 2006.

     Note 3: representing approximately 0.000933% of the Company's total issued listed A shares as at 30th June, 2006.

     Note 4: representing approximately 0.002% of the Company's total issued listed A shares as at 30th June, 2006.

     Note 5: representing approximately 0.001267% of the Company's total issued listed A shares as at 30th June, 2006.

     Note 6: representing approximately 0.001% of the Company's total issued listed A shares as at 30th June, 2006.

     Save as disclosed above, as at 30th June, 2006, none of the Directors, chief executives, Supervisors or members of the Company's senior management had any other interest or short position in the shares, underlying shares and/or debentures (as the case may be) of the Company and/or any of its associated corporations (within the meaning of Part XV of the SFO) which was required to be disclosed to the Company and the Stock Exchange pursuant to the provisions of Divisions 7 and 8 of Part XV of the SFO (including any interest and short position which any of such Directors, chief executives, Supervisors or members of the Company's senior management was taken or deemed to have under such provisions of the SFO) and as recorded in the register required to be kept by the Company pursuant to section 352 of the SFO, or which was otherwise required to be disclosed to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code") as set out in Appendix 10 to the Listing Rules (which for this purpose shall be deemed to apply to the Supervisors to the same extent as it applies to the Directors).

5.   PURCHASE, SALE OR REDEMPTION OF SECURITIES

     During the six months ended 30th June, 2006, neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its issued listed securities ("securities" having the meaning ascribed thereto under paragraph 1 of Appendix 16 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")), without taking into account any issue of new securities.

6.   CORPORATE GOVERNANCE PRACTICES

     The Board of Directors has reviewed the relevant provisions and corporate governance practices under the codes of corporate governance practices adopted by the Company, and took the view that, save as disclosed below, the Company's corporate governance practices during the six months ended 30th June, 2006 (the "Period") met the requirements under most of the code provisions in the Code on Corporate Governance Practices (the "Code") set out in Appendix 14 to the Listing Rules:

     - Paragraph A.5.4 requires that the Board of Directors should establish written guidelines on no less exacting terms than the Model Code set out in Appendix 10 to the Listing Rules for relevant employees in respect of their dealings in the securities of the Company. Since the Company needs more time to consider these guidelines in detail, it has not yet established such guidelines, but has commenced work in accordance with the requirement and intends to provide such guidelines to relevant employees during the second half of the year.

     The Company continues to work with consultants to enhance the Company's systems of internal control.

     The Company has adopted a model code on no less exacting terms than the Model Code as its code of conduct regarding Directors' securities transactions. Having made specific enquiries of all the Directors, the Company understands that the Directors have complied with the required standard set out in the Model Code regarding Directors' securities transactions.

7.   MATERIAL LITIGATION AND ARBITRATION

     In 2005, the family members of certain victims of the aircraft accident that occurred in Baotou on 21st November, 2004, sued the Company in a U.S. court for compensation, the amount of which is yet to be determined. As disclosed in the Company's announcement dated 22nd November, 2004, the aircraft which crashed was then owned and operated by China Eastern Air Yunnan Company. The Group is actively collaborating with the General Administration of Civil Aviation of China, the relevant insurance company, the Company's U.S. counsel and other aviation law experts in response to the claim.

     Save as disclosed above, the Group was not involved in any other material litigation or arbitration during the six months ended 30th June, 2006.

8.   AUDIT COMMITTEE

     The Company's Audit Committee has reviewed the interim results of the Group for six months ended 30th June, 2006.

9.   MISCELLANEOUS

     For the six months ended 30th June, 2006:

     (a) on 10th April, 2006 the Company entered into an agreement with Boeing Company regarding the purchase of sixteen Boeing 737 NG series aircraft, of which details are set out in the Company's announcement dated 10th April, 2006 and the circular dated 30th May, 2006;

     (b) on 26th June, 2006, the Company entered into an agreement with Airbus SAS regarding the purchase of thirty Airbus A320 series aircraft, details of which are set out in the Company's announcement dated 26th June, 2006 and the circular dated 31st July, 2006; and

     (c) the Group has completed various preliminary preparations for the segmented share structure reform project in the China A-share market during the first half of 2006. Based on progress to date, our segmented share structure reform project is expected to be launched in the second half of this year. Subject to necessary approvals from the Government and shareholders, we expect to complete the project by the end of the year.

By order of the Board of Directors
China Eastern Airlines Corporation Limited
LI FENGHUA
Chairman

Shanghai, the People's Republic of China
28th August, 2006

As at the date of this report, the Directors of the Company are:

Li Fenghua (Chairman, Executive Director)
Luo Chaogeng (President, Executive Director)
Cao Jianxiong (Non-executive Director)
Wan Mingwu (Vice President, Executive Director)
Zhong Xiong (Non-executive Director)
Luo Zhuping (Executive Director)
Hu Honggao (Independent Non-executive Director)
Peter Lok (Independent Non-executive Director)
Wu Baiwang (Independent Non-executive Director)
Zhou Ruijin (Independent Non-executive Director)
Xie Rong (Independent Non-executive Director)